UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CenturyLink, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

156700106

(CUSIP Number)

Chan Jen Keet

c/o Singapore Technologies Telemedia Pte Ltd

1 Temasek Avenue #33-01

Millenia Tower

Singapore 039192

Telephone: (65) 6723 8633

Facsimile: (65) 6720 7220

Copy to

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156700106	Page 2 of 10

1	Names of Reporting Persons Temasek Holdings (Private) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 92,904,239
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 92,904,239
11	Aggregate Amount Beneficially Owned By Each Reporting Person 92,904,239
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 8.7%(1)
14	Type of Reporting Person CO

(1)	Percentage calculation based on 1,066,909,275 shares of Common Stock, being the aggregate of (a) 549,609,275 shares of Common Stock of the Issuer outstanding as of July 27, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2017 and (b) 517,300,000 shares of Common Stock disclosed in the Issuer’s Form 8-K filed with the SEC on November 1, 2017 as the approximate number of shares of Common Stock the Issuer had expected to issue in connection with the Combination (as defined below) pursuant to the Merger Agreement (as defined below) on the date of the closing of the Combination.

CUSIP No. 156700106	Page 3 of 10

1	Names of Reporting Persons Singapore Technologies Telemedia Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 92,904,239
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 92,904,239
11	Aggregate Amount Beneficially Owned By Each Reporting Person 92,904,239
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 8.7%(1)
14	Type of Reporting Person CO

(1)	Percentage calculation based on 1,066,909,275 shares of Common Stock, being the aggregate of (a) 549,609,275 shares of Common Stock of the Issuer outstanding as of July 27, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2017 and (b) 517,300,000 shares of Common Stock disclosed in the Issuer’s Form 8-K filed with the SEC on November 1, 2017 as the approximate number of shares of Common Stock the Issuer had expected to issue in connection with the Combination (as defined below) pursuant to the Merger Agreement (as defined below) on the date of the closing of the Combination.

CUSIP No. 156700106	Page 4 of 10

1	Names of Reporting Persons STT Communications Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF; WC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 92,904,239
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 92,904,239
11	Aggregate Amount Beneficially Owned By Each Reporting Person 92,904,239
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 8.7%(1)
14	Type of Reporting Person CO

(1)	Percentage calculation based on 1,066,909,275 shares of Common Stock, being the aggregate of (a) 549,609,275 shares of Common Stock of the Issuer outstanding as of July 27, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2017 and (b) 517,300,000 shares of Common Stock disclosed in the Issuer’s Form 8-K filed with the SEC on November 1, 2017 as the approximate number of shares of Common Stock the Issuer had expected to issue in connection with the Combination (as defined below) pursuant to the Merger Agreement (as defined below) on the date of the closing of the Combination.

CUSIP No. 156700106	Page 5 of 10

1	Names of Reporting Persons STT Crossing Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO; AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 92,904,239
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 92,904,239
11	Aggregate Amount Beneficially Owned By Each Reporting Person 92,904,239
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 8.7%(1)
14	Type of Reporting Person CO

(1)	Percentage calculation based on 1,066,909,275 shares of Common Stock, being the aggregate of (a) 549,609,275 shares of Common Stock of the Issuer outstanding as of July 27, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2017 and (b) 517,300,000 shares of Common Stock disclosed in the Issuer’s Form 8-K filed with the SEC on November 1, 2017 as the approximate number of shares of Common Stock the Issuer had expected to issue in connection with the Combination (as defined below) pursuant to the Merger Agreement (as defined below) on the date of the closing of the Combination.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $1.00 per share (the “Common Stock”), of CenturyLink, Inc., a Louisiana corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 100 CenturyLink Drive, Monroe, Louisiana 71203.

Item 2. Identity and Background

This Schedule 13D is filed jointly on behalf of Temasek Holdings (Private) Limited, a company organized under the laws of the Republic of Singapore (“Temasek”), Singapore Technologies Telemedia Pte Ltd, a company organized under the laws of the Republic of Singapore and a wholly owned subsidiary of Temasek (“STT”), STT Communications Ltd, a company organized under the laws of the Republic of Singapore and a wholly-owned subsidiary of STT (“STT Comm”), and STT Crossing Ltd, a company organized under the laws of Mauritius and a wholly-owned subsidiary of STT Comm (“STT Crossing” and, together with Temasek, STT and STT Comm, the “Reporting Persons”).

The address of the principal business office of Temasek is 60B Orchard Road, #06-18 Tower 2 The Atrium@Orchard, Singapore 238891. The address of the principal business office of STT and STT Comm is 1 Temasek Avenue, #33-01 Millenia Tower, Singapore 039192. The address of the principal business office of STT Crossing is Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius.

The principal business of Temasek is investment holding. The principal business of STT is providing management services, strategic media and telecommunications services and investment holding. The principal business of STT Comm is providing info-communications services and investment holding. The principal business of STT Crossing is investment holding.

The name, business address, present principal occupation and citizenship of the directors and executive officers of each of the Reporting Persons are set forth in Schedule A attached hereto, which is incorporated herein by reference.

Neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed in Schedule A has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The common stock, par value $0.01 per share, of Level 3 Communications, Inc., a company organized under the laws of Delaware (“Level 3”), owned by STT Crossing were exchanged for approximately $1,723.3 million in cash and the shares of Common Stock as described in Item 4 below.

Item 4. Purpose of Transaction

On October 31, 2016 (the “2016 Transaction Date”), the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Level 3, Wildcat Merger Sub 1 LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of the Issuer (“Merger Sub 1”), and WWG Merger Sub LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of the Issuer (“Merger Sub 2”). Pursuant to the terms of the Merger Agreement, (i) the closing of the Combination (as defined below) took place on November 1, 2017, and Merger Sub 1 merged with and into Level 3 (the “Initial Merger”), with Level 3 surviving the Initial Merger as an indirect wholly-owned subsidiary of the Issuer and immediately thereafter, Level 3 merged with and into Merger Sub 2 (the “Subsequent Merger” and, together with the Initial Merger, the “Combination”), with Merger Sub 2 surviving the Subsequent Merger as an indirect wholly-owned subsidiary of the Issuer, and (ii) at the effective time of the Initial Merger, each outstanding share of common stock of Level 3 (other than shares held by holders who properly exercised appraisal rights), were exchanged for the right to receive $26.50 in cash and 1.4286 shares of Common Stock. As a result of such exchange, approximately $1,723.3 million in cash and 92,904,239 shares of Common Stock were issued to STT Crossing in exchange for 65,031,667 shares of common stock of Level 3.

To be effective upon closing of the Combination, the Issuer and STT Crossing entered into a Shareholder Rights Agreement, dated as of the 2016 Transaction Date (the “Shareholder Rights Agreement”), which provides, among other things, that as of the later of the closing date of the Combination and the HSR Clearance Date (as defined in the Shareholder Rights Agreement), the Issuer’s board of directors will appoint one director designated by STT Crossing. The Shareholder Rights Agreement provides that, following the closing of the Combination, during the Nomination Period (as defined in the Shareholder Rights Agreement), STT Crossing will have the right to nominate one designee for election to the Issuer’s board of directors.

On the date of the closing of the Combination, the Issuer’s board of directors appointed Steven T. Clontz, designated by STT Crossing, as a director of the Issuer (in accordance with the terms of the Merger Agreement) and a member of the Issuer’s Nominating and Corporate Governance Committee.

Under the Shareholder Rights Agreement, STT Crossing, during the Designee Period (as defined in the Shareholder Rights Agreement) and without the prior written consent of the majority of the entire board of directors of the Issuer (excluding any representative or designee of STT Crossing), (i) is prohibited from acquiring or publicly proposing to acquire any material assets of the Issuer or seeking to effect a business combination transaction, seeking to have a representative elected to the Issuer’s board of directors (other than pursuant to its right to designate directors under the Shareholder Rights Agreement) or soliciting proxies for the purpose of seeking to control or influence the board of directors of the Issuer, or forming a group in connection with any of the foregoing and (ii) may not acquire any shares of the Common Stock (including shares issuable upon exercise of any convertible securities) unless, after giving effect to such acquisition, STT Crossing would beneficially own less than 21.0% of the outstanding shares of the Common Stock. STT Crossing is also subject to certain other limitations on the transfer of shares of the Common Stock during the Designee Period.

Under the Shareholder Rights Agreement, the Issuer has granted certain registration rights and limited information rights to STT Crossing as set forth in the Shareholder Rights Agreement attached hereto as Exhibit 99.2.

The Reporting Persons review their investment in the Issuer on a continuing basis. Depending on the overall market conditions, performance and prospects of the Issuer, other investment opportunities available to the Reporting Persons, and the market prices of the Common Stock and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities, or suggest or take a position with respect to the management, operations or capital structure, of the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

As a part of the Reporting Persons’ process of reviewing their investment in the Issuer, the Reporting Persons may engage in communications with the Issuer’s directors, management, stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans, strategies or proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions described in the foregoing paragraph.

Any of the foregoing actions may be effected at any time or from time to time, subject to any applicable limitations imposed on the purchase or sale of Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applicable state securities or “blue sky” laws.

The description of the Shareholder Rights Agreement and the transactions contemplated thereby herein does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, which is filed as Exhibits 99.2 hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a)-(b) Temasek, through its ownership of STT, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by STT Comm and STT Crossing. However, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of such Common Stock.

STT, through its ownership of STT Comm and STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 92,904,239 shares of the Common Stock, or approximately 8.7% of the outstanding Common Stock, and to have shared power over the voting and disposition of such shares of the Common Stock.

STT Comm, through its ownership of STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 92,904,239 shares of the Common Stock, or approximately 8.7% of the outstanding Common Stock, and to have shared power over the voting and disposition of such shares of the Common Stock.

STT Crossing is the beneficial owner of 92,904,239 shares of the Common Stock, or approximately 8.7% of the outstanding Common Stock, and has shared power over the voting and disposition of such shares of the Common Stock.

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer’s outstanding shares of Common Stock.

The percentages of beneficial ownership of the Reporting Persons and their directors and executive officers listed in Schedule A hereto were calculated based on 1,066,909,275 shares of Common Stock, being the aggregate of (a) 549,609,275 shares of Common Stock of the Issuer outstanding as of July 27, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2017 and (b) 517,300,000 shares of Common Stock disclosed in the Issuer’s Form 8-K filed with the SEC on November 1, 2017 as the approximate number of shares of Common Stock the Issuer had expected to issue in connection with the Combination pursuant to the Merger Agreement on the date of the closing of the Combination.

(c) Except as described in this Statement, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days, except for any shares of Common Stock acquired in exchange for the shares of common stock of Level 3 in connection with the Combination described in this Statement and Nikhil Oommen Jacob Eapen’s acquisition of 27,000 shares of Common Stock at an average price of $20.16 per share on October 12, 2017 in the open market.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in the second, fourth, fifth and ninth paragraphs of Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated November 8, 2017, among Temasek, STT, STT Comm and STT Crossing.

99.2	Shareholder Rights Agreement, dated as of October 31, 2016, between the Issuer and STT Crossing (Incorporated by reference to Exhibit 10.2 of the Form 8-K for the period ended October 31, 2016 filed by the Issuer on November 3, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 8, 2017

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Christina Choo Soo Shen
Name: Christina Choo Soo Shen
Title: Authorized Signatory

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT COMMUNICATIONS LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT CROSSING LTD

By:	/s/ Johnny Ong Seng Huat
Name: Johnny Ong Seng Huat
Title: Director

SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the directors and executive officers of Temasek Holdings (Private) Limited:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Lim Boon Heng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chairman and Director, Temasek Holdings (Private) Limited)	Chairman, Temasek Holdings (Private) Limited	Singaporean

Cheng Wai Keung 3 Killiney Road #10-01 Winsland House 1 Singapore 239519 (Deputy Chairman and Director, Temasek Holdings (Private) Limited)	Chairman and Managing Director, Wing Tai Holdings Limited	Singaporean

Kua Hong Pak 205 Braddell Road East Wing Level 2 Singapore 579701 (Director, Temasek Holdings (Private) Limited)	Senior Advisor, ComfortDelGro Corporation Limited	Singaporean

Goh Yew Lin 50 Raffles Place #33-00 Singapore Land Tower Singapore 048623 (Director, Temasek Holdings (Private) Limited)	Managing Director, G.K. Goh Holdings Limited	Singaporean

Teo Ming Kian 250 North Bridge Road #05-01 Raffles City Tower Singapore 179101 (Director, Temasek Holdings (Private) Limited)	Chairman, Vertex Venture Holdings Ltd.	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship

Marcus Wallenberg SE-106 40 Stockholm, Sweden (Director, Temasek Holdings (Private) Limited)	Chairman, Skandinaviska Enskilda Banken, Saab AB and FAM AB	Swedish

Lien Jown Leam Michael One Raffles Place (formerly known as OUB Centre) #51-00 Singapore 048616 (Director, Temasek Holdings (Private) Limited)	Executive Chairman, Wah Hin and Company Private Limited	Singaporean

Robert Bruce Zoellick c/o 1875 I Street NW 5th Floor Washington, DC 20006 United States of America (Director, Temasek Holdings (Private) Limited)	Board Member, Laureate Education, Inc.	American

Chin Yoke Choong Bobby c/o 1 Joo Koon Circle #13-01 FairPrice Hub Singapore 629117 (Director, Temasek Holdings (Private) Limited)	Deputy Chairman, NTUC Enterprise Cooperative Limited	Singaporean

Ng Chee Siong Robert 11th - 12th Floors Tsim Sha Tsui Centre Salisbury Road Tsim Sha Tsui, Kowloon, Hong Kong (Director, Temasek Holdings (Private) Limited)	Chairman, Sino Land Company Ltd.	Singaporean / Hong Kong Permanent Resident

Peter Robert Voser Affolternstrasse 44 8050 Zurich Switzerland (Director, Temasek Holdings (Private) Limited)	Chairman, ABB Ltd	Swiss

Name, Business Address and Position	Present Principal Occupation	Citizenship

Lee Theng Kiat 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, Temasek Holdings (Private) Limited)	Deputy Chairman & CEO, Temasek International Pte. Ltd.	Singaporean

Ho Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director & CEO, Temasek Holdings (Private) Limited)	Executive Director & CEO, Temasek Holdings (Private) Limited	Singaporean

Lee Ching Yen Stephen No.160 Robinson Road #13-06 SBF Center Singapore 068914 (Director, Temasek Holdings (Private) Limited)	Managing Director Great Malaysia Textile Investments Pte Ltd	Singaporean

Chia Song Hwee

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(President & Chief Operating Officer,

Joint Head, Investment Group,

Joint Head, Portfolio Management Group,

Joint Head, Singapore,

Temasek International Pte. Ltd.)

	President & Chief Operating Officer, Joint Head, Investment Group, Joint Head, Portfolio Management Group, Joint Head, Singapore, Temasek International Pte. Ltd.	Singaporean

Gregory Lynn Curl 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Temasek International Pte. Ltd.)	President, Temasek International Pte. Ltd.	American

Name, Business Address and Position	Present Principal Occupation	Citizenship

Dilhan Pillay Sandrasegara

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Deputy CEO,

Joint Head, Enterprise Development Group,

Joint Head, Investment Group,

Joint Head, Singapore,

Head, Americas,

Temasek International Pte. Ltd.)

	Deputy CEO, Joint Head, Enterprise Development Group, Joint Head, Investment Group, Joint Head, Singapore, Head, Americas, Temasek International Pte. Ltd.	Singaporean

Syed Fidah Bin Ismail Alsagoff 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Life Sciences, Temasek International Pte. Ltd.)	Head, Life Sciences, Temasek International Pte. Ltd.	Singaporean

Michael John Buchanan

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Head, Strategy,

Senior Managing Director,

Portfolio Strategy & Risk Group,

Head, Australia & New Zealand,

Temasek International Pte. Ltd.)

	Head, Strategy, Senior Managing Director, Portfolio Strategy & Risk Group, Head, Australia & New Zealand, Temasek International Pte. Ltd.	Australian

Chan Wai Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Corporate Development Group, Head, Organisation & People, Temasek International Pte. Ltd.)	Joint Head, Corporate Development Group, Head, Organisation & People, Temasek International Pte. Ltd.	Singaporean

Luigi Feola 23 King Street London SW1Y6QY United Kingdom (Senior Managing Director, Europe, Joint Head, Consumer, Temasek International (Europe) Limited)	Senior Managing Director, Europe, Joint Head, Consumer, Temasek International (Europe) Limited	Italian

Name, Business Address and Position	Present Principal Occupation	Citizenship

Heng Chen Seng David 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Senior Managing Director, Special Projects, Temasek International Pte. Ltd.)	Senior Managing Director, Special Projects, Temasek International Pte. Ltd.	Singaporean

Leong Wai Leng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Financial Officer, Joint Head, Corporate Development Group, Temasek Holdings (Private) Limited)	Chief Financial Officer, Joint Head, Corporate Development Group, Temasek Holdings (Private) Limited	Singaporean

Nagi Adel Hamiyeh

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Joint Head, Enterprise Development Group,

Joint Head, Consumer,

Joint Head, Industrials,

Head, Real Estate,

Head, Africa & Middle East,

Temasek International Pte. Ltd.)

	Joint Head, Enterprise Development Group, Joint Head, Consumer, Joint Head, Industrials, Head, Real Estate, Head, Africa & Middle East, Temasek International Pte. Ltd.	Singaporean

Pek Siok Lan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (General Counsel, Temasek International Pte. Ltd.)	General Counsel, Temasek International Pte. Ltd.	Singaporean

Png Chin Yee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Financial Services, Senior Managing Director, China, Temasek International Pte. Ltd.)	Head, Financial Services, Senior Managing Director, China, Temasek International Pte. Ltd.	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship

Ravi Lambah 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Telecom, Media & Technology, Joint Head, India, Temasek International Pte. Ltd.)	Head, Telecom, Media & Technology, Joint Head, India, Temasek International Pte. Ltd.	Maltese

Rohit Sipahimalani 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Portfolio Strategy & Risk Group, Joint Head, India, Temasek International Pte. Ltd.)	Joint Head, Portfolio Strategy & Risk Group, Joint Head, India, Temasek International Pte. Ltd.	Singaporean

Tan Chong Lee

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(President,

Joint Head, Portfolio Management Group,

Head, Europe,

Head, South East Asia,

Temasek International Pte. Ltd.)

	President, Joint Head, Portfolio Management Group, Head, Europe, Head, South East Asia, Temasek International Pte. Ltd.	Singaporean

Teo Juet Sim Juliet

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Head, Transportation & Logistics,

Senior Managing Director,

Portfolio Management,

Temasek International Pte. Ltd.)

	Head, Transportation & Logistics, Senior Managing Director, Portfolio Management, Temasek International Pte. Ltd.	Singaporean

Wu Yibing 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Portfolio Strategy & Risk Group, Joint Head, China, Temasek International Pte. Ltd.)	Joint Head, Portfolio Strategy & Risk Group, Joint Head, China, Temasek International Pte. Ltd.	American

Name, Business Address and Position	Present Principal Occupation	Citizenship

Benoit Louis Marie Francois Valentin 23 King Street London SW1Y 6QY United Kingdom (Senior Managing Director, Europe, Joint Head, Industrials, Temasek International (Europe) Limited)	Senior Managing Director, Europe, Joint Head, Industrials, Temasek International (Europe) Limited	French

Hu Yee Cheng Robin 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Sustainability & Stewardship Group, Temasek International Pte. Ltd.)	Head, Sustainability & Stewardship Group, Temasek International Pte. Ltd.	Singaporean

John Joseph Vaske 375 Park Avenue, 14th Floor New York, New York 10152 United States of America (Joint Head, North America, Temasek International (USA) LLC)	Joint Head, North America, Temasek International (USA) LLC	American

Alan Raymond Thompson

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Senior Managing Director, Enterprise Development Group,

Head, Private Equity & Fund Investments,

Temasek International Pte. Ltd.)

	Senior Managing Director, Enterprise Development Group, Head, Private Equity Fund Investments, Temasek International Pte. Ltd.	Singaporean

John William Marren 101 California St., Suite 3700 San Francisco, CA 94111 United States of America (Senior Managing Director, North America, Temasek International (USA) LLC)	Senior Managing Director, North America, Temasek International (USA) LLC	American

The following is a list of the directors and executive officers of STT:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Tan Guong Ching 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chairman and Director, STT)	Corporate Director	Singaporean

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	President & CEO, STT and STT Comm	Australian

Sum Soon Lim 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	Corporate Director	Singaporean

Lim Ming Seong 202 Bedok South Avenue 1 #01-21 Singapore 469332 (Director, STT)	Corporate Director	Singaporean

Chang See Hiang 1 Kim Seng Promenade #12-07 Great World City West Tower Singapore 237994 (Director, STT)	Advocate & Solicitor	Singaporean

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT)	President, Telemedia Policy Corporation	American

Sir Michael Perry, GBE Bridges Stone Mill, Alfrick Pound Worcester WR6 5HR United Kingdom (Director, STT)	Corporate Director	British

Name, Business Address and Position	Present Principal Occupation	Citizenship

Vicente S. Perez, Jr. Floor 3B, Paseo de Roxas Building 111 Paseo de Roxas corner Legazpi Street Legaspi Village, Makati City Philippines 1229 (Director, STT)	Corporate Director	Filipino

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — International, STT)	Senior Executive Vice President — International, STT and STT Comm	American

Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STT)	Chief of Organisation Development & Senior Executive Vice President, STT and STT Comm	Singaporean

Johnny Ong Seng Huat 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Senior Executive Vice President, STT)	Chief Financial Officer & Senior Executive Vice President, STT and STT Comm	Malaysian

Nikhil Oommen Jacob Eapen 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Strategy & Investment Officer & Senior Executive Vice President, STT)	Chief Strategy & Investment Officer & Senior Executive Vice President, STT and STT Comm	Singaporean

The following is a list of the directors and executive officers of STT Comm:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Tan Guong Ching 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chairman and Director, STT Comm)	Corporate Director	Singaporean

Peter Seah Lim Huat 12 Marina Boulevard Marina Bay Financial Centre Tower 3 Level 45 Singapore 018982 (Deputy Chairman and Director, STT Comm)	Corporate Director	Singaporean

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Comm)	President & CEO, STT and STT Comm	Australian

Sum Soon Lim 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Comm)	Corporate Director	Singaporean

Lim Ming Seong 202 Bedok South Avenue 1 #01-21 Singapore 469332 (Director, STT Comm)	Corporate Director	Singaporean

Chang See Hiang 1 Kim Seng Promenade #12-07 Great World City West Tower Singapore 237994 (Director, STT Comm)	Advocate & Solicitor	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT Comm)	President, Telemedia Policy Corporation	American

Sir Michael Perry, GBE Bridges Stone Mill, Alfrick Pound Worcester WR6 5HR United Kingdom (Director, STT Comm)	Corporate Director	British

Vicente S. Perez, Jr. Floor 3B, Paseo de Roxas Building 111 Paseo de Roxas corner Legazpi Street Legaspi Village, Makati City Philippines 1229 (Director, STT Comm)	Corporate Director	Filipino

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — International, STT Comm)	Senior Executive Vice President — International, STT and STT Comm	American

Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STT Comm)	Chief of Organisation Development & Senior Executive Vice President, STT and STT Comm	Singaporean

Johnny Ong Seng Huat 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Senior Executive Vice President, STT Comm)	Chief Financial Officer & Senior Executive Vice President, STT and STT Comm	Malaysian

Name, Business Address and Position	Present Principal Occupation	Citizenship

Nikhil Oommen Jacob Eapen 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Strategy & Investment Officer & Senior Executive Vice President, STT Comm)	Chief Strategy & Investment Officer & Senior Executive Vice President, STT and STT Comm	Singaporean

The following is a list of the directors and executive officers of STT Crossing:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Crossing)	President & CEO, STT and STT Comm	Australian

Johnny Ong Seng Huat 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Crossing)	Chief Financial Officer & Senior Executive Vice President, STT and STT Comm	Malaysian

Alvin Oei Yew Kiong 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Crossing)	Senior Vice President & Head of Investees & Business Development, STT and STT Comm	Australian

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated November 8, 2017, among Temasek, STT, STT Comm and STT Crossing.

99.2	Shareholder Rights Agreement, dated as of October 31, 2016, between the Issuer and STT Crossing (Incorporated by reference to Exhibit 10.2 of the Form 8-K for the period ended October 31, 2016 filed by the Issuer on November 3, 2016).